===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                                 Annual Report

                           PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1998


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  FIRST PROFESSIONAL BANK 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PROFESSIONAL BANCORP, INC.

                                  606 Broadway
                            Santa Monica, California
                                     90401

ITEM 1.  Changes in Plan

      During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan (the "Plan").

ITEM 2.  Changes in Investment Policy

      During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan with respect to the kind of securities or other investments in which funds held under the plan may be invested.

ITEM 3.  Contributions Under the Plan

      First Professional Bank, N.A., wholly-owned subsidiary of Professional Bancorp, Inc. (the "Company"), at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined. These contributions may be invested at the participant's direction.

ITEM 4.  Participating Employees

      At December 31, 1998, the First Professional Bank 401(k) Savings Plan had approximately 85 participants.

ITEM 5.  Administration of the Plan

      The following table sets forth certain information concerning the persons who administer the Plan, the capacity in which they act, positions or offices held with the Company and compensation received from the Plan.

                                                                                                             Compensation
Name and Address                 Capacity within Plan                    Capacity within Company             Paid by Plan
-------------------------------------------------------------------------------------------------------------------------

Eric Woodstrom                   Plan Administrator                      Executive Vice President,                  $ -0-
First Professional Bank, N.A.                                            First Professional Bank, N.A.
606 Broadway
Santa Monica, CA   90401

Delaware Charter                 Trustee                                 None.                                        -0-
Guarantee & Trust Company
1013 Sentre Road
Wilmington, DE  19805

ITEM 6.  Custodian of Investments

      The following table sets forth certain information concerning the persons who acts as custodian of the Plan's investments and securities, compensation received from the Plan, and bond coverage furnished in connections with the custody of the security or other assets of the plan.

                                  Compensation
Name and Address                  Paid by Plan                     Bond Coverage
--------------------------------------------------------------------------------

Delaware Charter                  $   -0-      Financial Institution Bond
Guarantee & Trust Company
1013 Sentre Road
Wilmington, DE  19805

ITEM 7.  Reports to Participating Employees

      The participants of the plan receive quarterly reports providing them information regarding their assets within the plan and a summary plan description at the end of the calendar year.

ITEM 8.   Investment of Funds

      In addition to securities of the Company, the participant has the option of investing in the following Principal Life Insurance Company, Principal Financial Group annuity investment accounts: Guaranteed Interest Account, Money Market Account, Bond & Mortgage Account, Stock Emphasis Balanced Account, Stock Index 500 Account, Medium Company Blend Account, and the International Stock Account. The above mentioned accounts are traded in units, or shares, and priced accordingly. Therefore, there are no additional commissions paid by the Plan.


ITEM 9.  Financial Statements and Exhibits


(a) Financial Statements: See Index to Financial Statements and Schedules of First Professional Bank 401(K) Savings Plan which is part of this Form 11-K.

(b)  Exhibits: Exhibit No. 23.1 - Independent Auditors' Consent - Hutchinson and
                                  Bloodgood LLP
               Exhibit No. 23.2 - Independent Auditors' Consent - KPMG LLP

Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                First Professional Bank 401(k) Savings Plan


Date:  June 30, 1999            By: /s/ ERIC J. WOODSTROM
                                   ----------------------------------------
                                Eric J. Woodstrom
                                Executive Vice President
                                First Professional Bank, N.A.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                                FINANCIAL REPORT

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                               TABLE OF CONTENTS





                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               F-1

INDEPENDENT AUDITORS' REPORT                                               F-2

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                          F-3
  Statements of changes in net assets available for benefits               F-4
  Notes to financial statements                                     F-5 - F-12

SUPPLEMENTAL SCHEDULES

  Item 27a - Schedule of assets held for investment purposes
    as of December 31, 1998                                               F-14
  Item 27b - Schedule of reportable transactions for the
    year ended December 31, 1998                                          F-15

                         INDEPENDENT AUDITORS' REPORT


The Profit Sharing Committee of the
  First Professional Bank 401(k) Savings Plan
Santa Monica, California

We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Savings Plan (the Plan) as of December 31, 1998 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1997 were audited by other auditors whose report dated June 30, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 is presented for the purpose of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

June 4, 1999
Glendale, California

                          INDEPENDENT AUDITORS' REPORT


The Profit Sharing Committee of the
First Professional Bank 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the First Professional Bank 401(k) Savings Plan (the "Plan") as of December 31, 1997 and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and the changes in net assets available for Plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                   KPMG LLP

Los Angeles, California

June 30, 1998

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1998 and 1997

ASSETS                                                         1998         1997

    Investments, at fair value:
       Principal Financial Group Annuity Contracts:
          Guaranteed Interest Accounts                      $  140,322   $      - -
          Money Market Account                                  16,922          - -
          Bond & Mortgage Account                               76,489          - -
          Stock Emphasis Balanced Account                      135,507          - -
          Stock Index 500 Account                              315,814          - -
          Medium Company Blend Account                         157,857          - -
          Small Company Blend Account                          143,860          - -
          International Stock Account                           86,721          - -
       John Hancock Mutual Funds:
          Money Market Fund                                        - -      137,522
          Sovereign Balanced Fund                                  - -      154,957
          Independence Equity Fund                                 - -      295,590
          Special Opportunities Fund                               - -      131,926
          Global Fund                                              - -       90,445
          Global RX Fund                                           - -       77,656
       First Bancorp, Inc. Common Stock                        213,375      280,925
       Participant Loans                                        80,476       71,991
                                                            ----------   ----------

               Total investments                             1,367,343    1,241,012
                                                            ----------   ----------

    Employer contribution receivable                            11,373          - -
                                                            ----------   ----------

    Cash                                                           - -        1,029
                                                            ----------   ----------

               Total assets                                  1,378,716    1,242,041
                                                            ----------   ----------

LIABILITIES                                                        - -          - -
                                                            ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                           $1,378,716   $1,242,041
                                                            ==========   ==========

The accompanying notes are an integral part of these statements.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                     Years Ended December 31, 1998 and 1997



ADDITIONS                                                         1998          1997
    Additions to net assets attributed to:
       Investment income:
          Net appreciation in fair value of investments        $   51,633    $  215,766
          Dividends and interest                                   12,864         5,670
                                                               ----------    ----------

                                                                   64,497       221,436
                                                               ----------    ----------

       Contributions:
          Employer contributions                                  106,480        81,003
          Employee contributions                                  217,939       173,873
          Rollovers                                                   - -         5,402
                                                               ----------    ----------

                                                                  324,419       260,278
                                                               ----------    ----------
                 Total additions                                  388,916       481,714
                                                               ----------    ----------

DEDUCTIONS
    Deductions from net assets attributed to:
       Benefit distributions                                      247,639       242,623
       Administrative expenses                                      5,029           - -
       Forfeitures                                                   (427)          - -
                                                               ----------    ----------

                 Total deductions                                 252,241       242,633
                                                               ----------    ----------

                 Net increase                                     136,675       239,091

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                           1,242,041     1,002,950
                                                               ----------    ----------

    End of year                                                $1,378,716    $1,242,041
                                                               ==========    ==========


The accompanying notes are an integral part of these statements.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Note 1.  DESCRIPTION OF THE PLAN

         The following brief description of the 401(k) Savings Plan is provided for general information purposes only. Participants should refer to the 401(k) Savings Plan Agreement for more complete information.

            Plan Organization and Administration

            The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Professional Bank, N.A. and its subsidiaries (the "Company"). The Plan is administered by the First Professional Bank Benefits Committee (the Plan Administrator), which is presently comprised of four officers of First Professional Bank, N.A. The Plan has been amended periodically to conform with various requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

            Participant Eligibility

            All employees of the Company are eligible to participate in the Plan after completion of one year of employment consisting of at least 1,000 hours. Employees of the Company are eligible to participate in the Plan on the first day of each quarter following the completion of one year of employment. However, the employee may make a rollover contribution before completing the one-year eligibility requirement.

            Contributions

            Effective January 1, 1996, the Board of Directors of the Company authorized an amendment to the Plan to allow participants to contribute, under a salary reduction agreement, up to 15% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, $10,000 for 1998. The Company at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined.

            Investment Options

            Participants salary deferral contributions and Company matching contributions may be invested at the participant's direction in the Professional Bancorp, Inc. common stock and the following Principal Life Insurance Company, Principal Financial Group annuity investment accounts: Guaranteed Interest Account, Money Market Account, Bond & Mortgage Account, Stock Emphasis Balanced Account, Stock Index 500 Account, Medium Company Blend Account, and the International Stock Account.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Note 1.  DESCRIPTION OF THE PLAN  (Continued)

         Participant Accounts

         Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and the Plan's earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's weighted average account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund. Forfeitures reduce the amount of matching employer contributions. For the year ended December 31, 1998, forfeited non-vested accounts totaled $427.

         Vesting

         The participant shall always have a non-forfeitable right to the portion of his account attributable to Salary Reduction Contributions, After-Tax Employee Contributions, and Rollover Contributions. The Company's matching contributions vest 100% for all participants with five or more years of service provided that they are credited with an hour of service in any Plan year beginning after December 31, 1988. The following is the participant's vesting schedule for matching employer contributions:


                 Years of Service            Percentage Vested
                   Less than 1                       0
                   1                                20
                   2                                40
                   3                                60
                   4                                80
                   5 or more                       100

Notwithstanding the above, if a participant (1) attains the age of 65, (2) dies or (3) terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Note 1.   DESCRIPTION OF THE PLAN  (Continued)

          Benefits Payments

          Upon severance of employment by the Company due to permanent disability (as defined by the Plan), retirement (as defined by the Plan) or death, the participant's share of the Company's contributions become fully vested.

          For distributions other than for financial hardship, the method of payment is based on the participant's election and may be made by one or more of the following options: (a) a single lump sum payment in cash, (b) a series of installments (as defined by the Plan) or (c) a direct transfer to either an Individual Retirement Account or a qualified retirement plan.

          Participants who are 100% vested and 59 1/2 years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year. The distribution is taxable to the participant, but is not subject to the 10% penalty tax. Distributions may be rolled over to a qualified IRA program without a tax penalty.

          Administrative Fees

          All Plan administrative expenses are paid by the Company.

          Participant Loans

          Loans to participants may be made, at the discretion of the Plan's Administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance of all other loans made to participant during the prior 12 months or one-half of the participant's vested account. Such loans are collateralized by the present value of the participant's vested balance in the Plan and carry interest at a rate established by the Plan Administrator. The terms of these loans shall not exceed five years or extend beyond the participant's normal retirement date.


Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Presentation

          The accompanying financial statements have been prepared using the accrual basis of accounting.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

          Investments

          Investments in group annuity contracts are priced at contract value. The fair value of Professional Bancorp, Inc. common stock is based on quoted market prices. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair market value.

          Realized and Unrealized Appreciation (Depreciation)

          Realized and unrealized appreciation (depreciation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

          Estimates

          The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits as of the dates of the financial statements for the periods presented. Actual results could differ significantly from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the fair value estimation of investment securities held by the Plan.


 Note 3.  TAX-EXEMPT STATUS

          The Plan obtained its latest determination letter on April 28, 1993, in which the Internal Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore exempt from Federal income taxes.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



 Note 4.  DEPOSIT WITH INSURANCE COMPANY

          The Plan maintained deposit contracts with Principal Life Insurance Company in 1998. The contracts maintained the contributions in pooled separate accounts. The accounts were credited with actual earnings on the underlying investments (principally mutual funds) and charged for plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value.


 Note 5.  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.


 Note 6.  PARTY-IN-INTEREST TRANSACTIONS

          Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who have discretionary control over plan assets), and those who provide services to the Plan. The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees. None of these transactions are prohibited transactions.


Note 7.   PLAN AMENDMENTS

          Effective January 1, 1998, the Plan removed Bank Boston, N.A. (First National Bank of Boston) as the Trustee and John Hancock Signature Services as custodian and appointed Delaware Charter Guarantee & Trust Company as the new Trustee of the Plan. In December 1997, the Company chose an investment manager and the assets of the Plan were transferred to the Principal Life Insurance Company, Principal Financial Group on January 30, 1998.

                       FIRST PROFESSIONAL BANCORP 401(K)
                                 SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


Note 8.   DETAIL OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

          The detail of changes in net assets available for benefits for the year ended December 31, 1998 by type of fund is as follows:

                                                                       PARTICIPANT DIRECTED
                                ------------------------------------------------------------------------------------------------
                                 *Principal    Principal    *Principal    *Principal    *Principal    *Principal    *Principal
                                 Guaranteed      Money        Bond &    Stock Emphasis     Index       Medium Co.    Small Co.
                                  Interest       Market     Mortgage      Balanced          500          Blend         Blend
                                  Accounts      Account      Account      Account         Account       Account       Account
ADDITIONS
  Additions to net assets
   attributed to:
    Investment income
      Net appreciation in fair
       value of investments        $    - -     $    - -       $   - -      $  7,470      $ 41,052      $ (4,073)     $(20,863)
      Dividends and interest          7,922       (8,503)        5,211           - -           - -           - -           - -
                                   --------     --------       -------      --------      --------      --------      --------

                                      7,922       (8,503)        5,211         7,470        41,052        (4,073)      (20,863)
                                   --------     --------       -------      --------      --------      --------      --------
    Contributions:
      Employer contributions          4,789          476         5,754         9,990        31,305        12,949        12,693
      Employee contributions         15,549        1,266        16,083        30,380        60,867        34,489        35,376
                                   --------     --------       -------      --------      --------      --------      --------

                                     20,338        1,742        21,837        40,370        92,172        47,438        48,069
                                   --------     --------       -------      --------      --------      --------      --------

        Total additions              28,260       (6,761)       27,048        47,840       133,224        43,365        27,206
                                   --------     --------       -------      --------      --------      --------      --------
DEDUCTIONS
  Deductions from net assets
   attributed to:
    Benefits paid                    13,679        8,632         1,124         1,665        31,574        14,763        12,808
    Administrative expenses           1,027          - -           286           183         1,090           817           489
    Forfeitures                         (88)         - -           (44)          (44)         (101)          (40)          (69)
                                   --------     --------       -------      --------      --------      --------      --------

        Total deductions             14,618        8,632         1,366         1,804        32,563        15,540        13,228
                                   --------     --------       -------      --------      --------      --------      --------

  Net increase (decrease) prior
   to interfund transfers            13,642      (15,393)       25,682        46,036       100,661        27,825        13,978
  Interfund transfers               126,680       32,315        50,807        89,471       215,153       130,032       129,882
                                   --------     --------       -------      --------      --------      --------      --------

    Net increase (decrease)         140,322       16,922        76,489       135,507       315,814       157,857       143,860

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                     - -          - -           - -           - -           - -           - -           - -
                                   --------     --------       -------      --------      --------      --------      --------

  End of year                      $140,322     $ 16,922       $76,489      $135,507      $315,814      $157,857      $143,860
                                   ========     ========       =======      ========      ========      ========      ========
                                          PARTICIPANT DIRECTED
                                   ----------------------------------
                                       *Principal     *Professional
                                     International     Bancorp, Inc.
                                         Stock           Common
                                        Account           Stock
ADDITIONS
  Additions to net assets
   attributed to:
    Investment income
      Net appreciation in fair
       value of investments             $  (777)        $ 49,957
      Dividends and interest                - -            2,409
                                        -------         --------

                                           (777)          52,366
                                        -------         --------
    Contributions:
      Employer contributions              7,395            9,756
      Employee contributions             14,343            9,586
                                        -------         --------

                                         21,738           19,342
                                        -------         --------

        Total additions                  20,961           71,708
                                        -------         --------
DEDUCTIONS
  Deductions from net assets
   attributed to:
    Benefits paid                           807          160,789
    Administrative expenses                 217              - -
    Forfeitures                             (41)             - -
                                        -------         --------

        Total deductions                    983          160,789
                                        -------         --------

  Net increase (decrease) prior
   to interfund transfers                19,978          (89,081)
  Interfund transfers                    66,743           21,531
                                        -------         --------

    Net increase (decrease)              86,721          (67,550)

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                         - -          280,925
                                        -------         --------

  End of year                           $86,721         $213,375
                                        =======         ========

*  Investment represents 5% or more of plan assets at December 31, 1998.

                      FIRST PROFESSIONAL BANCORP 401 (K)
                                 SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


Note 8.   DETAIL OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  (Continued)

          The detail of changes in net assets available for benefits for the year ended December 31, 1998 by type of fund is as follows:

                                                                    PARTICIPANT DIRECTED
                                --------------------------------------------------------------------------------------------------
                                    John          John          John             John
                                  Hancock       Hancock        Hancock         Hancock         John        John
                                   Money       Sovereign    Independence       Special        Hancock    Hancock
                                   Market       Balanced       Equity       Opportunities     Global    Global RX  *Participant
                                    Fund          Fund          Fund             Fund          Fund        Fund        Loans
ADDITIONS
 Additions to net assets
  attributed to:
  Investment income
   Net appreciation in fair
    value of investments          $ (21,521)   $  (1,997)      $   3,373        $  (3,392)   $(10,945)  $ 13,349    $        - -
   Dividends and interest               - -          - -             - -              - -         - -        - -           5,825
                                -----------    ---------    ------------    -------------    --------    -------         -------

                                    (21,521)      (1,997)          3,373           (3,392)    (10,945)    13,349           5,825
                                -----------    ---------    ------------    -------------    --------    -------         -------
  Contributions:
   Employer contributions               - -          - -             - -              - -         - -        - -             - -
   Employee contributions               - -          - -             - -              - -         - -        - -             - -
                                -----------    ---------    ------------    -------------    --------    -------         -------

                                        - -          - -             - -              - -         - -        - -             - -
                                -----------    ---------    ------------    -------------    --------    -------         -------

   Total additions                  (21,521)      (1,997)          3,373           (3,392)    (10,945)    13,349           5,825
                                -----------    ---------    ------------    -------------    --------    -------         -------

DEDUCTIONS
 Deductions from net assets
  attributed to:
  Benefits paid                         - -          - -             - -              - -         - -        - -           1,798
  Administrative expenses               - -          - -             - -              - -         - -        - -             920
  Forfeitures                           - -          - -             - -              - -         - -        - -             - -
                                -----------    ---------    ------------    -------------    --------    -------         -------

   Total deductions                     - -          - -             - -              - -         - -        - -           2,718
                                -----------    ---------    ------------    -------------    --------    -------         -------

   Net increase (decrease)
    prior to interfund
    transfers                       (21,521)      (1,997)          3,373           (3,392)    (10,945)    13,349           3,107
   Interfund transfers             (116,001)    (152,960)       (298,963)        (128,534)    (79,500)   (91,005)          5,378
                                -----------    ---------    ------------    -------------    --------    -------         -------

   Net increase (decrease)         (137,522)    (154,957)       (295,590)        (131,926)    (90,445)   (77,656)          8,485

NET ASSETS AVAILABLE FOR
 BENEFITS
 Beginning of year                  137,522      154,957         295,590          131,926      90,445     77,656          71,991
                                -----------    ---------    ------------    -------------    --------    -------         -------

 End of year                    $       - -    $     - -    $        - -    $         - -    $    - -    $   - -         $80,476
                                ===========    =========    ============    =============    ========    =======         =======

                                  PARTICIPANT DIRECTED
                                ------------------------
                                     Other       Total
ADDITIONS
 Additions to net assets
  attributed to:
  Investment income
   Net appreciation in fair
    value of investments            $   - -   $   51,633
   Dividends and interest               - -       12,864
                                    -------   ----------

                                        - -       64,497
                                    -------   ----------
  Contributions:
   Employer contributions            11,373      106,480
   Employee contributions               - -      217,939
                                    -------   ----------

                                     11,373      324,419
                                    -------   ----------

   Total additions                   11,373      388,916
                                    -------   ----------

DEDUCTIONS
 Deductions from net assets
  attributed to:
  Benefits paid                         - -      247,639
  Administrative expenses               - -        5,029
  Forfeitures                           - -         (427)
                                    -------   ----------

   Total deductions                     - -      252,241
                                    -------   ----------

   Net increase (decrease)
    prior to interfund
    transfers                        11,373      136,675
   Interfund transfers               (1,029)         - -
                                    -------   ----------

   Net increase (decrease)           10,344      136,675

NET ASSETS AVAILABLE FOR
 BENEFITS
 Beginning of year                    1,029    1,242,041
                                    -------   ----------

 End of year                        $11,373   $1,378,716
                                    =======   ==========

                      FIRST PROFESSIONAL BANCORP 401 (K)
                                 SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997



Note 8.   DETAIL OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  (Continued)

          The detail of changes in net assets available for benefits for the year ended December 31, 1997 by type of fund is as follows:

                                                                        PARTICIPANT DIRECTED
                                ----------------------------------------------------------------------------------------------------
                                                   *John       *John          *John           *John
                                *Professional     Hancock     Hancock        Hancock         Hancock         *John      *John
                                Bancorp, Inc.      Money     Sovereign    Independence       Special        Hancock    Hancock
                                    Common        Market      Balanced       Equity       Opportunities     Global    Global RX
                                    Stock          Fund         Fund          Fund             Fund          Fund        Fund
ADDITIONS
 Additions to net assets
  attributed to:
  Investment income
   Net appreciation in fair
    value of investments             $ 96,065    $    395     $ 29,636        $ 61,880         $  4,389    $  5,985   $ 17,416
   Interest and dividends                 - -          68          - -             - -              - -         - -        - -
                                     --------    --------     --------        --------         --------    --------   --------

                                       96,065         463       29,636          61,880            4,389       5,985     17,416
                                     --------    --------     --------        --------         --------    --------   --------
  Contributions:
   Employer contributions              11,373       6,698       11,940          19,468           14,318       9,472      7,734
   Employee contributions              23,764      23,495       24,739          43,121           31,666      15,310     11,778
   Rollovers                              - -         194        1,042             - -            2,083       2,083        - -
                                     --------    --------     --------        --------         --------    --------   --------

                                       35,137      30,387       37,721          62,589           48,067      26,865     19,512
                                     --------    --------     --------        --------         --------    --------   --------

   Total additions                    131,202      30,850       67,357         124,469           52,456      32,850     36,928
                                     --------    --------     --------        --------         --------    --------   --------
DEDUCTIONS
 Deductions from net assets
  attributed to:
  Benefits paid                       (43,867)    (19,077)     (48,119)        (52,289)         (31,281)    (25,902)   (12,864)
                                     --------    --------     --------        --------         --------    --------   --------

   Total deductions                   (43,867)    (19,077)     (48,119)        (52,289)         (31,281)    (25,902)   (12,864)
                                     --------    --------     --------        --------         --------    --------   --------

   Net increase (decrease)
    prior to interfund transfers       87,335      11,773       19,238          72,180           21,175       6,948     24,064
   Interfund transfers                 (1,304)      4,874       (7,104)         (3,245)          (3,599)    (14,709)    (2,325)
                                     --------    --------     --------        --------         --------    --------   --------

   Net increase (decrease)             86,031      16,647       12,134          68,935           17,576      (7,761)    21,739

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                    195,923     120,875      142,823         226,655          114,350      98,206     55,917
                                     --------    --------     --------        --------         --------    --------   --------

 End of year                         $281,954    $137,522     $154,957        $295,590         $131,926    $ 90,445   $ 77,656
                                     ========    ========     ========        ========         ========    ========   ========
                                      PARTICIPANT DIRECTED
                                   -------------------------
                                    *Participant
                                        Loans        Total
ADDITIONS
 Additions to net assets
  attributed to:
  Investment income
   Net appreciation in fair
    value of investments              $    - -    $  215,766
   Interest and dividends                5,602         5,670
                                      --------    ----------

                                         5,602       221,436
                                      --------    ----------
  Contributions:
   Employer contributions                  - -        81,003
   Employee contributions                  - -       173,873
   Rollovers                               - -         5,402
                                      --------    ----------

                                           - -       260,278
                                      --------    ----------

   Total additions                       5,602       481,714
                                      --------    ----------
DEDUCTIONS
 Deductions from net assets
  attributed to:
  Benefits paid                         (9,224)     (242,623)
                                      --------    ----------

   Total deductions                     (9,224)     (242,623)
                                      --------    ----------

   Net increase (decrease)
    prior to interfund transfers        (3,622)      239,091
   Interfund transfers                  27,412           - -
                                      --------    ----------

   Net increase (decrease)              23,790       239,091

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                      48,201     1,002,950
                                      --------    ----------

 End of year                          $ 71,991    $1,242,041
                                      ========    ==========

*  Investment represents 5% or more of plan assets at December 31, 1997.

                            SUPPLEMENTAL SCHEDULES

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998



(a)       (b)                                  (c)                              (d)                    (e)
                                      Description of Investment,
    Identity of Issue,                  Including Maturity Date,
     Borrower, Lessor                 Rate of Interest, Collateral,                                   Current
     or Similar Party                       Par or Maturity                     Cost                   Value

*   Principal Life Insurance Company
        Pooled Separate Accounts:
                                     Guaranteed Interest Accounts              $140,322               $140,322
                                     Money Market Account                        16,475                 16,922
                                     Bond & Mortgage Account                     72,803                 76,489
                                     Stock Emphasis Balanced Account            129,974                135,507
                                     Stock Index 500 Account                    280,785                315,814
                                     Medium Company Blend Account               163,326                157,857
                                     Small Company Blend Account                165,050                143,860
                                     International Stock Account                 88,674                 86,721
                                                                               --------               --------

                                                                             $1,057,409             $1,073,492
                                                                             ==========             ==========

*  Professional Bancorp, Inc.        Common stock                            $  199,567             $  213,375
                                                                             ==========             ==========

   Participant loans                 Interest rate at 7.75% to 10.50%        $      - -             $   80,476
                                                                             ==========             ==========



* Party-in-interest

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         Year Ended December 31, 1998



       (a)                  (b)               (c)         (d)         (g)         (i)
    Identity
    of Party            Description        Purchase    Selling     Cost of     Net Gain
    Involved             of Asset           Price       Price       Asset      (Loss)

Principal Life
 Insurance Co.      Guaranteed Interest    $154,466    $ 18,960    $ 18,960     $   - -

Principal Life
 Insurance Co.      Money Market            909,872     900,668     893,397       7,271

Principal Life
 Insurance Co.      Bond and Mortgage        82,064       9,555       9,261         294

Principal Life      Stock Emphasis
 Insurance Co.      Balanced                143,505      13,264      13,531        (267)

Principal Life
 Insurance Co.      Stock Index 500         327,330      47,351      46,546         805

Principal Life      Medium Company
 Insurance Co.      Blend                   191,044      26,010      27,718      (1,708)

Principal Life
 Insurance Co.      Small Company Blend     187,835      20,091      22,786      (2,695)

Principal Life
 Insurance Co.      International Stock      93,283       4,260       4,609        (349)

Professional
 Bancorp, Inc.      Common Stock            350,602     177,107     151,035      26,072
